As filed with the Securities and Exchange Commission on March 22, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
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Asbury Automotive Group, Inc.
(Exact name of registrant as specified in its charter)
Delaware (State of Incorporation)	01-0609375 (I.R.S. Employer Identification Number)
622 Third Avenue 37th Floor New York, New York 10017 (212) 885-2500 (Address of principal executive offices)
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kenneth B. Gilman
Chief Executive Officer
Asbury Automotive Group, Inc.
622 Third Avenue
37th Floor
New York, New York 10017
(212) 885-2500
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Robert Rosenman, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019	Andrew D. Soussloff, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004
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Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.
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If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee(1)(2)
Common Stock, par value $.01 per share	23,355,445 Shares	$14.91	$348,229,685	$40,987
(1)	Calculated pursuant to Rule 457(c), based on the average of the high and low prices of the Common Stock reported on the New York Stock Exchange Composite Tape on March 18, 2005 ($14.91 per share).
(2)
Of this amount, $17,434 was previously paid with respect to the Registration Statement on Form S-3 (File No. 333-112126) filed with the Securities and Exchange Commission on January 22, 2004, as withdrawn on July 16, 2004. Accordingly, pursuant to Rule 457(p) under the Securities Act, the fee being paid herewith is $23,553.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 22, 2005

23,355,445 Shares

Common Stock

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The Selling Stockholders identified in this prospectus may offer and sell, from time to time, in one or more offerings, the common stock described herein. You should carefully read this prospectus and the supplements before you decide to invest in any of these securities.

Asbury will not receive any of the proceeds from sales of the shares of common stock by the selling stockholders covered by this prospectus.

The distribution of the common stock by these selling stockholders may be effected from time to time, including:

•	in underwritten public offerings;

•	in ordinary brokerage transactions on securities exchanges, including the New York Stock Exchange;

•	to or through brokers or dealers who may act as principal or agent; or

•	in one or more negotiated transactions.

The brokers or dealers through or to whom the shares of common stock may be sold may be deemed underwriters of the shares within the meaning of the Securities Act of 1933, in which event all brokerage commissions or discounts and other compensation received by those brokers or dealers may be deemed to be underwriting compensation. To the extent required, the names of any underwriters and applicable commissions or discounts and any other required information with respect to any particular sale will be set forth in an accompanying prospectus supplement. See “Plan of Distribution” for a further description of how the selling stockholders may dispose of the shares covered by this prospectus.

The common stock is listed on the New York Stock Exchange under the symbol “ABG”. The last reported sale price of the common stock on March 18, 2005 was $15.02 per share.

See “Risk Factors” on page 2 to read about factors you should consider before buying shares of the common stock.

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Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated March   , 2005.

  MANUFACTURER DISCLAIMER

No manufacturer or distributor has been involved, directly or indirectly, in the preparation of this prospectus, the documents incorporated by reference herein or in the offering being made hereby. No manufacturer or distributor has been authorized to make any statements or representations in connection with this prospectus, and no manufacturer or distributor has any responsibility for the accuracy or completeness of this prospectus.

i

Our Company

We are one of the largest automotive retailers in the United States, operating 130 franchises at 94 dealership locations as of March 9, 2005. We offer our customers an extensive range of automotive products and services including new and used vehicles and related financing, vehicle maintenance and repair services, replacement parts and warranty, insurance and extended service contracts. For the year ended December 31, 2004, our revenues were approximately $5.3 billion and our net income was approximately $50.1 million.

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Our principal executive offices are located at 622 Third Avenue, 37th Floor, New York, New York 10017. Our telephone number is (212) 885-2500. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus. You should not consider information contained on our website or that can be accessed through our website to be part of this prospectus.

  RISK FACTORS

You should carefully consider the following risks and other information in this prospectus and any prospectus supplement and information incorporated herein by reference before deciding to invest in our common stock. If any of the following risks and uncertainties actually occur, our business’ financial condition or operating results may be materially and adversely affected. In this event, the trading price of our common stock may decline and you may lose part or all of your investment.

  Risk Factors Related To Our Dependence On Vehicle Manufacturers

If we fail to obtain renewals of one or more of our dealer agreements on favorable terms, if certain of our franchises are terminated, or if certain manufacturers’ rights under their agreements with us are triggered, our operations may be adversely affected.

Each of our dealerships operates under the terms of a dealer agreement with the manufacturer (or manufacturer-authorized distributor) of each new vehicle brand it carries. Our dealerships may obtain new vehicles from manufacturers, sell new vehicles and display vehicle manufacturers’ trademarks only to the extent permitted under dealer agreements. As a result of the terms of our dealer agreements and our dependence on these franchise rights, manufacturers exercise a great deal of control over our day-to-day operations and the terms of our dealer agreements govern key aspects of our operations, acquisition strategy and capital spending.

Most of our dealer agreements provide the manufacturer with the right to terminate the agreement or refuse to renew it after the expiration of the term of the agreement under specified circumstances. We cannot assure you we will be able to renew any of our existing dealer agreements or that we will be able to obtain renewals on favorable terms. Specifically, many of our dealer agreements provide that the manufacturer may terminate the agreement or direct us to divest the subject dealership if there is a change of control of the dealership. Some of our dealer agreements also provide the manufacturer with the right of first refusal to purchase from us any franchise we seek to sell. Provisions such as these may provide manufacturers with superior bargaining positions in the event that they seek to terminate our dealer agreements or renegotiate the agreements on terms that are disadvantageous to us. Our results of operations may be materially and adversely affected to the extent that our franchise rights become compromised or our operations restricted due to the terms of our dealer agreements or if we lose franchises representing a significant source of our revenues.

In addition, we have agreements with Toyota which provide that in the event that our payment obligations under our credit facility or our 9% Senior Subordinated Notes due 2012 (the “9% Notes”) are accelerated or demand for payment is made under our subsidiaries’ guarantees of the credit facility or our 9% Notes, Toyota will have the right to purchase our Toyota and Lexus dealerships for cash at their fair market value, unless the acceleration or demand is waived within a cure period of no less than 30 days after Toyota’s notification of its intent to exercise its right to purchase. If fair market value cannot be agreed by the parties, it will be determined by an independent nationally recognized and experienced appraiser. We also have an agreement with Ford that provides if any of the lenders of our credit facility or floor plan facilities accelerate those payment obligations, or if we are notified of any default under our credit facility, then Ford may exercise its right to acquire our Ford, Lincoln and Mercury dealerships for their fair market value.

Our failure to meet manufacturer consumer satisfaction, financial or sales performance requirements may adversely affect our ability to acquire new dealerships and our profitability.

Many manufacturers attempt to measure customers’ satisfaction with their experience in our sales and service departments through rating systems that are generally known as consumer satisfaction indexes (“CSI”), augmenting manufacturers’ monitoring of dealerships’ financial and sales performance. At the time we acquire a dealership or enter into a new dealership or framework agreement, several manufacturers establish certain sales or performance criteria for that dealership, in some cases in the form of a business plan. In the event that that dealership is unable to meet these goals, we may be prevented from making future acquisitions, which would have an adverse effect on our ability to grow. Manufacturers may use these performance indicators, as well as sales performance numbers, as factors in evaluating applications for acquisitions. The components of these performance indicators have been modified by various manufacturers from time to time in the past, and we cannot assure you that these components will not be further modified or replaced by different systems in the future. Some of our dealerships have had difficulty from time to time meeting these standards. We cannot assure you that we will be able to comply with these standards in the future. A manufacturer may refuse to consent to our acquisition of one of its franchises if it determines our dealerships do not comply with its performance standards. This may impede our ability to execute our acquisition strategy. In addition, we receive payments from certain manufacturers based, in part, on CSI scores, and future payments may be materially reduced or eliminated if our CSI scores decline.

Manufacturers’ restrictions on acquisitions may limit our future growth.

We are generally required to obtain manufacturer consent before we can acquire any additional dealerships. In addition, many of our dealer agreements and the additional provisions contained in supplemental agreements, framework agreements, dealer addenda and manufacturers’ policies, collectively referred to as “framework agreements”, require that we meet certain customer service and sales performance standards as a condition to additional dealership acquisitions. We cannot assure you that we will meet these performance standards and that manufacturers will consent to future acquisitions, which may deter us from being able to take advantage of market opportunities and restrict our ability to expand our business. The process of applying for and obtaining manufacturer consents can take a significant amount of time, generally 60 to 90 days or more. Delays in consummating acquisitions caused by this process may negatively affect our ability to acquire dealerships that we believe will produce acquisition synergies and integrate well to our overall growth strategy. In addition, manufacturers typically establish minimum capital requirements for each of their dealerships on a case-by-case basis. As a condition to granting consent to a proposed acquisition, a manufacturer may require us to remodel and upgrade our facilities and capitalize the subject dealership at levels we would not otherwise choose, causing us to divert our financial resources from uses that management believes may be of higher long-term value to us. Furthermore, the exercise by manufacturers of their right of first refusal to acquire a dealership may prevent us from acquiring dealerships that we have identified as important to our growth, thereby having an adverse affect on our business.

Many vehicle manufacturers place limits on the total number of franchises that any group of affiliated dealerships may obtain. Certain manufacturers place limits on the number of franchises or share of total brand vehicle sales maintained by an affiliated dealership group on a national, regional or local basis. Manufacturers may also tailor these types of restrictions to particular dealership groups. Because of our current franchise mix, we are close to our franchise ceilings with Toyota, Lexus, Acura and Jaguar. If we reach the franchise limits, we may be prevented from making further acquisitions, which could affect our growth. While we have not reached a numerical limit with Ford, we have a dispute over whether our performance should limit additional acquisitions at this time. However, we do not believe our inability to acquire additional Ford dealerships will have a material affect on our business.

If state dealer laws are repealed, weakened or superseded by our framework agreements with manufacturers, our dealerships will be more susceptible to termination, non-renewal or renegotiation of their dealer agreements.

State dealer laws generally provide that a manufacturer may not terminate or refuse to renew a dealer agreement unless it has first provided the dealer with written notice setting forth “good cause” and stating the grounds for termination or non-renewal. Some state dealer laws allow dealers to file protests or petitions or attempt to comply with the manufacturers’ criteria within the notice period to avoid the termination or non-renewal. Though unsuccessful to date, manufacturers’ lobbying efforts may lead to the repeal or revision of state dealer laws. We have framework agreements with certain of our manufacturers. Among other provisions, these agreements attempt to limit the protections available to dealers under state dealer laws. If dealer laws are repealed in the states in which we operate, manufacturers may be able to terminate our franchises without providing advance notice, an opportunity to cure or a showing of good cause. Without the protection of state dealer laws, it may also be more difficult for our dealers to renew their dealer agreements upon expiration. In addition, in some states these laws restrict the ability of automobile manufacturers to compete directly in the retail market in the future. If manufacturers obtain the ability to directly retail vehicles and do so in our markets, such competition could have a material adverse effect on us.

Manufacturers’ restrictions regarding a change in our stock ownership may result in the termination or forced sale of our franchises, which could have a material adverse effect on our ability to grow and may adversely impact the value of our common stock.

Some of our dealer agreements with manufacturers prohibit transfers of any ownership interests of a dealership or, in some cases, its parent, without manufacturer consent. Our agreements with several manufacturers provide that, under certain circumstances, we may lose (either through termination or forced sale) the franchise if a person or entity acquires an ownership interest in us above a specified level (ranging from 20% to 50% depending on the particular manufacturer’s restrictions) or if a person or entity acquires the right to vote 20% or more of our common stock without the approval of the applicable manufacturer. This trigger level can fall to as low as 5% if another vehicle manufacturer or a person with a criminal record is the entity acquiring the ownership interest or voting rights.

One manufacturer, Toyota, in addition to imposing the restrictions previously mentioned, provides that we may be required to sell our Toyota franchises (including Lexus) if without its consent the owners of our equity prior to our initial public offering in March 2002 cease to control a majority of our voting stock or if Timothy C. Collins ceases to indirectly control us.

Violations by our stockholders of these ownership restrictions are generally outside of our control and may result in the termination or non-renewal of our dealer and framework agreements or forced sale of one or more franchises, which may have a material adverse effect on us. These restrictions may also prevent or deter prospective acquirers from acquiring control of us and, therefore, may adversely impact the value of our common stock. We currently intend to seek the consent of Toyota or other manufacturers before any offering of shares pursuant to this prospectus or a prospectus supplement that, without such consent, would be a violation of these Toyota or other manufacturers’ restrictions.

Our dealers depend upon vehicle sales and, therefore, their success depends in large part upon customer demand for the particular vehicle lines they carry.

The success of our dealerships depends in large part on the overall success of the vehicle lines they carry. New vehicle sales generate the majority of our total revenue and lead to sales of higher-margin products and services such as finance and insurance products and parts and service operations. Although we have sought to limit our dependence on any one vehicle brand, we have focused our new vehicle sales operations in mid-line import and luxury brands.

For the year ended December 31, 2004, brands representing 5% or more of our revenues from new vehicle retail sales were as follows:

Brand	% of Total New Vehicle Retail Sales

Honda	18%
Nissan	10%
Ford	9%
Toyota	8%
Mercedes-Benz	7%
BMW	6%
Lexus	5%

No other brand accounted for more than 5% of our total new vehicle retail sales revenue for the year ended December 31, 2004.

If we fail to obtain a desirable mix of popular new vehicles from manufacturers, our profitability will be negatively impacted.

We depend on manufacturers to provide us with a desirable mix of popular new vehicles. Typically, popular vehicles produce the highest profit margins but tend to be the most difficult to obtain from manufacturers. Manufacturers generally allocate their vehicles among their franchised dealerships based on the sales history of each dealership. If our dealerships experience prolonged sales slumps, those manufacturers will cut back their allotments of popular vehicles to our dealerships and new vehicle sales and profits may decline.

If automobile manufacturers discontinue incentive programs, our sales volumes may be materially and adversely affected.

Our dealerships depend on manufacturers for certain sales incentives, warranties and other programs that are intended to promote and support new vehicle sales. Manufacturers often make many changes to their incentive programs during each year. Some key incentive programs include:

•	customer rebates on new vehicles;

•	dealer incentives on new vehicles;

•	special financing or leasing terms; and

•	warranties on new and used vehicles.

A reduction or discontinuation of key manufacturers’ incentive programs may reduce our new vehicle sales volume resulting in decreased vehicle sales and related revenues.

Adverse conditions affecting one or more manufacturers may negatively impact our profitability.

The success of each of our dealerships depends to a great extent on vehicle manufacturers’:

•	financial condition;

•	marketing efforts;

•	vehicle design;

•	production capabilities;

•	reputation;

•	management; and

•	labor relations.

Adverse conditions affecting these and other important aspects of manufacturers’ operations and public relations may adversely affect our ability to market their automobiles to the public and, as a result, significantly and detrimentally affect our profitability.

  Risks Related To Our Acquisition Strategy

If we are unable to acquire and successfully integrate additional dealerships, we will be unable to realize desired results from our growth through acquisition strategy and acquired operations will drain resources from comparatively profitable operations.

We believe that the automobile retailing industry is a mature industry in which we expect relatively slow growth in industry unit sales. Accordingly, we believe that our future growth depends in large part on our ability to acquire additional dealerships, manage expansion, control costs in our operations and consolidate acquired dealerships into our organization. In pursuing our strategy of acquiring other dealerships, we face risks commonly encountered with growth through acquisitions. These risks include, but are not limited to:

•	failing to obtain manufacturers’ consents to acquisitions of additional franchises;

•	incurring significant transaction related costs for both completed and failed acquisitions;

•	incurring significantly higher capital expenditures and operating expenses;

•	failing to integrate the operations and personnel of the acquired dealerships;

•	incurring undiscovered liabilities at acquired dealerships;

•	disrupting our ongoing business and diverting our management resources;

•	impairing relationships with employees, manufacturers and customers as a result of changes in management; and

•	incorrectly valuing acquired entities.

We may not adequately anticipate all the demands that our growth will impose on our personnel, procedures and structures, including our financial and reporting control systems, data processing systems and management structure. Moreover, our failure to retain qualified management personnel at any acquired dealership may increase the risk associated with integrating the acquired dealership. If we cannot adequately anticipate and respond to these demands, we may fail to realize acquisition synergies and our resources will be focused on incorporating new operations into our structure rather than on areas that may be more profitable. If we incorrectly value acquisition targets or fail to successfully integrate acquired businesses we may be required to take write downs of the goodwill attributed to the acquired businesses, which could be significant. See “Risk Factors Related to our Dependence on Vehicle Manufacturers--Manufacturers’ restrictions on acquisitions may limit our future growth.”

We may be unable to capitalize on acquisition opportunities because of financing constraints.

We have substantial indebtedness and, as a result, significant debt service obligations. Our substantial indebtedness could limit the future availability of debt financing to fund acquisitions. We would like the ability to finance our platform acquisitions in part by issuing shares of our common stock. The extent to which we will be able or willing to issue common stock for acquisitions will depend on the market value of our common stock from time to time and the willingness of potential acquisition candidates to accept common stock as part of the consideration for the sale of their businesses. We may also be prevented from issuing shares of common stock to finance acquisitions because of manufacturers’ stock ownership restrictions under our dealer agreements. See “Risk Factors Related to our Dependence on Vehicle Manufacturers--Manufacturers’ restrictions regarding a change in our stock ownership may result in the termination or forced sale of our franchises, which could have a material adverse effect on our ability to grow and may adversely impact the value of our common stock.”

We cannot assure you that we will be able to obtain additional capital in the future by issuing stock or additional debt securities, and using cash to complete acquisitions may substantially limit our operating or financial flexibility or our ability to meet our debt service obligations. Furthermore, if we are unable to obtain financing on acceptable terms, we may be required to reduce the scope of our presently anticipated expansion, which may materially and adversely affect our growth strategy.

The competition with other dealer groups to acquire automotive dealerships is intense, and we may not be able to fully implement our growth through acquisition strategy if attractive targets are acquired by competing groups or priced out of our reach due to competitive pressures.

We believe that the United States automotive retailing market is fragmented and offers many potential acquisition candidates that meet our targeting criteria. However, we compete with several other national, regional and local dealer groups, some of which may have greater financial and other resources. Competition with existing dealer groups and dealer groups formed in the future for attractive acquisition targets may result in fewer acquisition opportunities and increased acquisition costs. We will have to forego acquisition opportunities to the extent that we cannot negotiate acquisitions on acceptable terms.

  Risks Related To Competition

Substantial competition in automobile sales and services may adversely affect our profitability.

The automotive retailing and servicing industry is highly competitive with respect to price, service, location and selection. Our competition includes:

•	franchised automobile dealerships in our markets that sell the same or similar new and used vehicles that we offer;

•	other national or regional affiliated groups of franchised dealerships;

•	privately negotiated sales of used vehicles;

•	Internet-based vehicle brokers that sell vehicles obtained from franchised dealers directly to consumers;

•	sales of used vehicles by rental car companies;

•	service center chain stores; and

•	independent service and repair shops.

We do not have any cost advantage in purchasing new vehicles from manufacturers. We typically rely on advertising, merchandising, sales expertise, service reputation and dealership location to sell new and used vehicles. Our dealer agreements do not grant us the exclusive right to sell a manufacturer’s product within a given geographic area. Our revenues or profitability may be materially and adversely affected if competing dealerships expand their market share or are awarded additional franchises by manufacturers that supply our dealerships.

  Risks Related To The Automotive Industry

Our business will be harmed if overall consumer demand suffers from a severe or sustained downturn.

Our business is heavily dependent on consumer demand and preferences. Our revenues will be materially and adversely affected if there is a severe or sustained downturn in overall levels of consumer spending. Retail vehicle sales are cyclical and historically have experienced periodic downturns characterized by oversupply and weak demand. These cycles are often dependent on general economic conditions and consumer confidence, as well as the level of discretionary personal income, credit availability and interest rates. Future recessions may have a material adverse effect on our retail business, particularly sales of new and used automobiles. In addition, severe or sustained increases in gasoline prices may lead to a reduction in automobile purchases or a shift in buying patterns from luxury/SUV models (which typically provide higher profit margins to retailers) to smaller, more economical vehicles (which typically have lower margins).

Our business may be adversely affected by unfavorable conditions in our local markets, even if those conditions are not prominent nationally.

Our performance is also subject to local economic, competitive and other conditions prevailing in our various geographic areas. Our dealerships currently are located in the Atlanta, Austin, Chapel Hill, Charlotte, Charlottesville, Dallas-Fort Worth, Fayetteville, Fort Pierce, Fresno, Greensboro, Greenville, Houston, Jackson, Jacksonville, Little Rock, Los Angeles, Orlando, Portland, Rancho Santa Margarita, Richmond, Sacramento, St. Louis and Tampa markets and our results of operations therefore depend substantially on general economic conditions and consumer spending levels in those areas.

The seasonality of the automobile retail business magnifies the importance of our second and third quarter results.

The automobile industry is subject to seasonal variations in revenues. Demand for automobiles is generally lower during the first and fourth quarters of each year. Accordingly, we expect our revenues and operating results generally to be lower in our first and fourth quarters than in our second and third quarters. If conditions surface during the second or third quarters that retard automotive sales, such as severe weather in the geographic areas in which our dealerships operate, war, high fuel costs, depressed economic conditions or similar adverse conditions, our revenues for the year will be disproportionately adversely affected.

Our business may be adversely affected by import product restrictions and foreign trade risks that may impair our ability to sell foreign vehicles or parts profitably.

A significant portion of our new vehicle business involves the sale of vehicles, parts or vehicles composed of parts that are manufactured outside the United States. As a result, our operations are subject to customary risks of importing merchandise, including fluctuations in the relative values of currencies, import duties, exchange controls, trade restrictions, work stoppages and general political and socio-economic conditions in other countries. The United States or the countries from which our products are imported may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariffs, which may affect our operations and our ability to purchase imported vehicles and/or parts at reasonable prices.

  Other Risks Related To Our Business

Our substantial leverage could adversely affect our ability to operate our business and adversely impact our compliance with our credit facility and other debt covenants.

We are highly leveraged and have significant debt service obligations. As of December 31, 2004, we had total debt of $529.2 million, excluding floor plan notes payable. In addition, we and our subsidiaries may incur additional debt from time to time to finance acquisitions or capital expenditures or for other purposes, subject to the restrictions contained in our credit facility and the indentures governing our 9% Notes and our 8% Senior Subordinated Notes due 2014 (the “8% Notes”). We will have substantial debt service obligations, consisting of required cash payments of principal and interest, for the foreseeable future.

In addition, the operating and financial restrictions and covenants in our debt instruments, including our credit facility and the indentures under our 9% Notes and our 8% Notes, may adversely affect our ability to finance our future operations or capital needs or to pursue certain business activities. In particular, our credit facility requires us to maintain certain financial ratios. Our ability to comply with these ratios may be affected by events beyond our control. A breach of any of the covenants in our debt instruments or our inability to comply with the required financial ratios could result in an event of default, which, if not cured or waived, could have a material adverse effect on us. In the event of any default under our credit facility, the Lenders thereunder could accelerate the payment of all borrowings outstanding, together with accrued and unpaid interest and other fees, and require us to apply all of our available cash to repay these borrowings or prevent us from making debt service payments on our 9% Notes and our 8% Notes, any of which would be an event of default under the respective indentures for such Notes. Our substantial debt service obligations could increase our vulnerability to adverse economic or industry conditions.

Our capital costs and our results of operations may be materially and adversely affected by a rising interest rate environment.

We generally finance our purchases of new vehicle inventory and have the ability to finance the purchase of used vehicle inventory using floor plan credit facilities under which we are charged interest at floating rates. In addition, we obtain capital for general corporate purposes, dealership acquisitions and real estate purchases and improvements under predominantly floating interest rate credit facilities. Therefore, excluding the potential mitigating effects from interest rate hedging techniques, our interest expenses will rise with increases in interest rates. Rising interest rates are generally associated with increasing macroeconomic business activity and improvements in gross domestic product. However, rising interest rates may also have the effect of depressing demand in the interest rate sensitive aspects of our business, particularly new and used vehicle sales, because many of our customers finance their vehicle purchases. As a result, rising interest rates may have the effect of simultaneously increasing our costs and reducing our revenues. Given our debt composition as of December 31, 2004, each one percent increase in market interest rates would increase our total annual interest expense, including floor plan interest, by $9.0 million.

We receive interest credit assistance from certain automobile manufacturers, which is reflected as a reduction in the cost of inventory on the balance sheet. Although we can provide no assurance as to the amount of future floor plan credits, it is our expectation, based on historical experience, that an increase in prevailing interest rates would result in increased interest credit assistance from certain automobile manufacturers.

Governmental regulations and environmental regulation compliance costs may adversely affect our profitability.

We are subject to a wide range of federal, state and local laws and regulations, such as local licensing requirements, consumer protection and privacy laws, wage and hour, anti-discrimination and other employment practices laws, and environmental requirements governing, among other things, discharges into the air and water, aboveground and underground storage of petroleum substances and chemicals, handling and disposal of wastes and remediation of contamination arising from spills and releases. If we or our employees at the individual dealerships violate these laws and regulations, we may be subject to civil and criminal penalties, or a cease and desist order may be issued against our operations that are not in compliance. Our future acquisitions may also be subject to governmental regulation, including antitrust reviews. Future laws and regulations relating to our business may be more stringent than current laws and regulations and require us to incur significant additional costs.

Our business and financial results may be adversely affected by claims alleging violations of laws and regulations related to our advertising, sales, and finance and insurance activities.

Our business is highly regulated. In the past several years, private plaintiffs and state attorneys general have increased their scrutiny of advertising, sales, and finance and insurance activities in the sale and leasing of motor vehicles. The conduct of our business is subject to numerous federal, state and local laws and regulations regarding unfair, deceptive and/or fraudulent trade practices (including advertising, marketing, sales, insurance, repair and promotion practices), truth-in-lending, consumer leasing, fair credit practices, equal credit opportunity, privacy, insurance, motor vehicle finance, installment finance, closed-end credit, usury and other installment sales. Vehicle lessors could be subject to claims of negligent leasing in connection with their lessees’ vehicle operation. We could be susceptible to such claims or related actions if we fail to operate our business in accordance with practices designed to avert such liability. Claims arising out of actual or alleged violations of law may be asserted against us or any of our dealers by individuals, either individually or through class actions, or by governmental entities in civil or criminal investigations and proceedings. Such actions may expose us to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including suspension or revocation of our licenses and franchises to conduct dealership operations.

The loss of key personnel may adversely affect our business.

Our success depends to a significant degree upon the continued contributions of our management team, particularly our senior management and service and sales personnel. Manufacturer dealer agreements may require the prior approval of the applicable manufacturer before any change is made in dealership general managers. The loss of the services of one or more of these key employees may materially impair the efficiency and productivity of our operations.

In addition, we may need to hire additional managers as we expand. Potential acquisitions are viable to us only if we are able to retain experienced managers or obtain replacement managers should the owner/manger retire. The market for qualified employees in the industry and in the regions in which we operate, particularly for general managers and sales and service personnel, is highly competitive and may subject us to increased labor costs during periods of low unemployment. The loss of the services of key employees or the inability to attract additional qualified managers may adversely affect the ability of our dealerships to conduct their operations in accordance with the standards set by our headquarters management.

We depend on our executive officers as well as other key personnel. Not all our key personnel are bound by employment agreements, and those with employment agreements are bound only for a limited period of time. Further, we do not maintain “key man” life insurance policies on any of our executive officers or key personnel. If we are unable to retain our key personnel, we may be unable to successfully develop and implement our business plans.

Our principal stockholders have substantial influence over us and they may have interests different from your interests.

Our principal stockholders, Ripplewood Partners L.P. and Freeman Spogli & Co., beneficially own over 50% of our outstanding common stock. In addition, these entities have entered into a shareholders agreement with several of our other stockholders, who collectively owned 17.8% of our common stock as of March 9, 2005, pursuant to which the other stockholders are required to vote their stock with Ripplewood and Freemen Spogli. In addition, Ripplewood and Freeman Spogli both have representatives that are members of our board of directors. As a result, these principal stockholders have the ability to control us and direct our affairs and business.

Although Asbury Automotive Holdings is registering shares of common stock for sale from time to time through this prospectus, we do not know Asbury Automotive Holdings’ specific future plans as to its holdings of our common stock and cannot give you any assurances that its actions will not negatively affect our common stock in the future. For example, Asbury Automotive Holdings has from time to time had discussions with our competitors regarding potential business combinations involving us. Any potential combination, as well as any sales of common stock pursuant to this prospectus, could lead to a change of control if an entity or a group of entities acquires a substantial percentage of our common stock, which in turn may lead to defaults under our credit facility and senior subordinated notes. If such defaults were to occur, the lenders under our credit facility and holders of our senior subordinated notes may declare all outstanding borrowings, together with accrued and unpaid interests on other fees, immediately due and payable.

Pursuant to our shareholders agreement, the signatories are required to vote their shares in accordance with Asbury Automotive Holdings’ instructions with respect to:

•	persons nominated by Asbury Automotive Holdings to our board of directors (and persons nominated in opposition to Asbury Automotive Holdings’ nominees); and

•	any matter to be voted on by the holders of our common stock, whether or not the matter was proposed by Asbury Automotive Holdings.

  Future changes in financial accounting standards or practices or existing taxation rules or practices may affect our reported results of operations.

A change in accounting standards or practices or a change in existing taxation rules or practices can have a significant effect on our reported results and may affect our reporting of transactions completed before the change is effective. New accounting pronouncements and taxation rules and varying interpretations of accounting pronouncements and taxation practices have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, any changes requiring that we record compensation expense in the statement of operations for employee stock options using the fair value method or changes in existing taxation rules related to stock options could have a significant negative effect on our reported results. The Financial Accounting Standards Board has announced a change to generally accepted accounting principles in the United States that will require us to record charges to earnings for employee stock option grants. This requirement will negatively impact our earnings in the future. For example, recording a charge for employee stock options granted through December 31, 2004 under Statement of Financial Accounting Standards No. 123 (revised 2004) “Accounting for Stock-Based Compensation,” would have reduced our net income by $5.1 million for the year ended December 31, 2004.

  General Risks Related to Investing in Our Common Stock

Concentration of voting power and anti-takeover provisions of our charter, bylaws, Delaware law and our dealer agreements may reduce the likelihood of any potential change of control.

Ripplewood, through its control of Asbury Automotive Holdings, currently controls 53.8% of our common stock. Further, under the shareholders agreement, Ripplewood currently has the power to cause all signatories (who, together with Asbury Automotive Holdings, collectively owned 71.6% of our common equity as of March 9, 2005) to vote in favor of Asbury Automotive Holdings’ nominees to our board of directors.

This concentration of voting power and certain provisions of our charter and bylaws may have the effect of discouraging, delaying or preventing a change in control of us or unsolicited acquisition proposals that a shareholder might consider favorable. These provisions include:

•	providing that no more than one-third of the members of our board of directors stand for re-election by the shareholders at each annual meeting;

•	permitting the removal of a director from office only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all common stock outstanding;

•	vesting the board of directors with sole power to set the number of directors;

•
allowing a special meeting of the shareholders to be called only by a majority of the board of directors or by the chairman of our board of directors, either on his or her own initiative or at the request of shareholders collectively holding at least 50% of the common stock outstanding, by our president, by our chief executive officer or by a majority of our board of directors;

•	prohibiting shareholder action by written consent;

•	requiring the affirmative vote of the holders of at least 80% of the voting power of all common stock outstanding to effect certain amendments to our charter or by-laws; and

•	requiring formal advance notice for nominations for election to our board of directors or for proposing matters that can be acted upon at shareholders’ meetings.

In addition, Delaware law makes it difficult for shareholders who have recently acquired a large interest in a corporation to cause the merger or acquisition of the corporation against the directors’ wishes. Furthermore, our board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights and preferences of the shares of any such series without shareholder approval. Any series of preferred stock is likely to be senior to the common stock with respect to dividends, liquidation rights and, possibly, voting rights. Our board’s ability to issue preferred stock may also have the effect of discouraging unsolicited acquisition proposals, thus adversely affecting the market price of the common stock. Finally, restrictions imposed by some of our dealer agreements may impede or prevent any potential consensual or unsolicited change of control.

Under the terms of the options granted under our 1999 option plan and our 2002 stock option plan, many option grants will fully vest and become immediately exercisable upon a change in control of us, which, together with severance arrangements and other change of control provisions contained in several of our employment agreements with our executives, may further deter a potential acquisition bid.

Shares eligible for future sale, including shares owned by Asbury Automotive Holdings, may cause the market price of our common stock to drop significantly, even if our business is doing well.

The potential sale of substantial amounts of our common stock held by people and entities who were owners of our equity prior to our initial public offering, as well as our directors, officers and employees, in the public market in offerings pursuant to this prospectus or otherwise may adversely affect the market price of the common stock, as these sales may be viewed by the public as an indication of an upcoming or recent occurring shortfall in the financial performance of our company. We currently have 32,600,821 shares of common stock outstanding (net of 1,586,587 treasury shares) (based on the number of shares outstanding as of March 9, 2005), including 17,550,743 shares owned by Asbury Automotive Holdings. Significant sales of our common equity by Asbury Automotive Holdings may cause the market price of our common stock to drop significantly.

  FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. The forward-looking statements include statements relating to goals, plans and projections regarding our financial position, results of operations, market position, product development and business strategy under the headings “Risk Factors,” and “Plan of Distribution.” These statements are based on management’s current expectations and involve significant risks and uncertainties that may cause results to differ materially from those set forth in the statements. These risks and uncertainties include, among other things:

•	market factors,

•	our relationships with vehicle manufacturers and other suppliers,

•	risks associated with our substantial indebtedness,

•	risks related to pending and potential future acquisitions, and

•	general economic conditions both nationally and locally, and governmental regulations and legislation.

There can be no guarantees our plans for future operations will be successfully implemented or that they will prove to be commercially successful. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

  USE OF PROCEEDS

All of the shares of our common stock offered by this prospectus will be sold by the selling stockholders. We will not receive any of the proceeds from the sale of these shares.

  DESCRIPTION OF CAPITAL STOCK

Authorized Capital

Our authorized capital stock consists of 90,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. As of March 9, 2005, there were 32,600,821 shares of our common stock outstanding (net of 1,586,587 treasury shares) and no shares of preferred stock outstanding.

Common Stock. Each holder of common stock is entitled to one vote per share of record on all matters to be voted on by the stockholders. Subject to the rights of any then outstanding shares of preferred stock, the holders of the common stock are entitled to such dividends as may be declared in the discretion of our board of directors out of funds legally available therefor. Holders of common stock are entitled to share ratably in our net assets upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. The holders of common stock have no preemptive rights to purchase shares of our stock. Shares of our common stock are not subject to any redemption provisions and are not convertible into any other of our securities. All outstanding shares of common stock are, and the shares of common stock to be issued pursuant to the offering will be upon payment therefor, fully paid and non-assessable.

Preferred Stock. From time to time, our board of directors may authorize the issuance of preferred stock in one or more series. Subject to the provisions of our charter and limitations prescribed by law, the board of directors is expressly authorized to adopt resolutions

•	to issue the shares,

•	to fix the number of shares and to change the number of shares constituting any series, and

•
to provide for or change the voting powers, designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any series of the preferred stock, in each case without any further action or vote by the shareholders.

One of the effects of having undesignated preferred stock is to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and protect the continuity of our management. Although it presently has no intention to do so, the board of directors could authorize the issuance of preferred stock that may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock or may otherwise adversely affect the market price of the common stock.

Certain Anti-takeover and Other Provisions of the Charter and Bylaws

Limitations on Removal of Directors. Shareholders may remove a director only for cause upon the affirmative vote of holders of at least 80% of the voting power of the outstanding shares of common stock. Our board of directors, and not our shareholders, have the right to appoint persons to fill vacant seats on our board of directors. In addition, our certificate of incorporation provides for a classified board of directors and the inability of stockholders to vote cumulatively for directors.

Our Shareholders May Not Act by Written Consent. Our corporate charter provides that any action required or permitted to be taken by our shareholders must be taken at a duly called annual or special shareholders’ meeting. Special meetings of the shareholders may be called only by a majority of the board of directors or by the chairman of our board of directors, either on his or her own initiative or at the request of shareholders collectively holding at least 50% of the outstanding common stock.

Advance Notice Procedures. Our by-laws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our shareholders. Our shareholder notice procedure provides that only persons who are nominated by, or at the direction of, our board of directors, or by a shareholder who has given timely written notice to our secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors. Our shareholder notice procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, our board of directors, or by a shareholder who has given timely written notice to our secretary of such shareholder’s intention to bring such business before such meeting. Under our shareholder notice procedure, for notice of shareholder nominations to be made at an annual meeting to be timely, such notice must be received by our secretary not later than the close of business on the 90th calendar day nor earlier than the 120th calendar day prior to the first anniversary of the preceding year’s annual meeting, except that, in the event that the date of our annual meeting of shareholders is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day prior to such annual meeting and not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the day on which public announcement of such annual meeting is first made by us.

Notwithstanding the foregoing, in the event that the number of directors to be elected to our board of directors is increased and there is no public announcement by us naming all of the nominees for director or specifying the size of our increased board of directors at least 100 calendar days prior to the first anniversary of the preceding year’s annual meeting, a shareholder’s notice also will be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to our secretary not later than the close of business on the 10th calendar day following the day on which such public announcement is first made by us. Under our shareholder notice procedure, for notice of a shareholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by us not earlier than the close of business on the 120th calendar day prior to such special meeting and not later than the close of business on the later of the 90th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by our board of directors to be elected at such meeting.

In addition, under our shareholder notice procedure, a shareholder’s notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain the information required by our by-laws.

Notwithstanding the above, if the shareholder (or a qualified representative of the shareholder) does not appear at the annual or special meeting of shareholders to present a nomination or business, the nomination will be disregarded and the proposed business will not be transacted, notwithstanding that proxies in respect of the vote may have been received by us.

Amendment. Our charter provides that the affirmative vote of the holders of at least 80% of our voting stock then outstanding, voting together as a single class, is required to amend provisions of the charter relating to:

•	the number, election and term of our directors;

•	the nomination of director candidates and the proposal of business by shareholders;

•	the filling of vacancies; and

•	the removal of directors.

Our charter further provides that the related by-laws described above, including the shareholder notice procedure, may be amended only by our board of directors or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class.

Business Combinations under Delaware Law. We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an “interested shareholder” (defined generally as a person owning 15% or more of our outstanding voting stock) from engaging in a merger, acquisition or other “business combination” (as defined in Section 203) with us for three years following the time that person becomes an interested shareholder unless:

•
before that person became an interested shareholder, our board of directors approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination;

•
upon completion of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by our directors who are also officers and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•
following the transaction in which that person became an interested shareholder, the business combination was approved by our board of directors and authorized at a meeting of shareholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested shareholder. Under Section 203, these restrictions also do not apply to specified types of business combinations proposed by an interested shareholder if:

•
the business combination proposed by the interested shareholder follows the announcement or notification of an extraordinary transaction involving us and a third person who was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of a majority of our directors; and

•
the extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested shareholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

Shareholders Agreement. We are party to a shareholder agreement with Asbury Automotive Holdings and some of the former owners of our dealership groups and members of their management teams. Asbury Automotive Holdings currently owns 53.8% of our common stock. The other parties to the shareholders agreement (who, together with Asbury Automotive Holdings, collectively own 71.6% of our common stock) are required to vote their shares in accordance with Asbury Automotive Holdings’ instructions with respect to:

•	persons nominated by Asbury Automotive Holdings to our board of directors (and persons nominated in opposition to Asbury Automotive Holdings’ nominees); and

•	any matter to be voted on by the holders of our common stock, whether or not the matter was proposed by Asbury Automotive Holdings.

These other parties have the right to cause Asbury Automotive Holdings to vote for at least one nominee of theirs to the board of directors if the total number of directors (excluding directors that are our employees) on the board of directors is six or less and at least two such nominees if such number of directors is more than six.

Ripplewood’s representatives on our Board of Directors are Timothy C. Collins and Ian K. Snow. We were formed in 1994 by then-current management and Ripplewood (formerly known as Ripplewood Holdings L.L.C.), the general partner of Ripplewood. Mr. Collins founded Ripplewood in 1995 and continues to serve as its senior managing director and chief executive officer. Mr. Snow joined Ripplewood in 1995 and he is currently a managing director. Mr. Collins and Mr. Snow expressly disclaim beneficial ownership of any shares held by Ripplewood except to the extent of their pecuniary interest in them. Mr. Collins has served as a member of our Board of Directors since 1996 and Mr. Snow has served as member of our Board of Directors and the Chairman of our Compensation Committee since 1996 and as a member of the Governance and Nominating Committee since February 2005. Mr. Collins and Mr. Snow do not receive a retainer or fees for service on our Board of Directors or Compensation Committee.

Each of the voting obligations in favor of Asbury Automotive Holdings and the certain other owners of our equity described above will terminate on the first to occur of:

•	March 13, 2007, the fifth anniversary of the date of our initial public offering;

•	two years after the first date on which Asbury Automotive Holdings’ share of the ownership of our outstanding common stock falls below 20%; and

•	the first date on which Asbury Automotive Holdings’ share of the ownership of our outstanding common stock falls below 5%.

Pursuant to the shareholders agreement, we granted Asbury Automotive Holdings certain registration rights, in which we agreed that, subject to certain limitations, we would register for resale under the Securities Act of 1933, as amended, the shares of our common stock owned by them. This prospectus covers the offer and sale of up to 17,550,743 shares of our common stock by Asbury Automotive Holdings and 5,748,055 shares by other parties to the shareholders agreement.

Pursuant to those registration rights provisions, we agreed to indemnify the selling stockholders against liabilities arising out of any actual or alleged material misstatements or omissions in the registration statement that we have filed relating to this offering or in this prospectus, other than liabilities arising from information supplied by the selling stockholders for use in connection with the registration statement or this prospectus. The selling stockholders have agreed to indemnify us against liabilities arising out of any actual or alleged material misstatements or omissions in the registration statement or in this prospectus to the extent that the misstatements or omissions were made in reliance upon written information furnished to us or by the selling stockholders expressly for use in connection with the registration statement or this prospectus.

Under those registration rights provisions, in general, we are responsible for paying the expenses of registration (other than underwriting discounts and commissions on the sale of shares), including the fees and reasonable expenses of counsel to the selling stockholders.

Limitation of Liability of Officers and Directors—Indemnification

Delaware law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their shareholders for monetary damages for breach of officers’ and directors’ fiduciary duties of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their shareholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The charter limits the liability of our officers and directors to us or our shareholders to the fullest extent permitted by Delaware law. Specifically, our officers and directors will not be personally liable for monetary damages for breach of an officer’s or director’s fiduciary duty in such capacity, except for liability (i) for any breach of the officer’s or director’s duty of loyalty to us or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the officer and director derived an improper personal benefit.

Transfer Agent and Registrar

The transfer agent and registrar of the common stock is EquiServe Trust Company, N.A.

  SELLING STOCKHOLDERS

The following table sets forth, as of the date of this prospectus, the names of the persons that may be selling stockholders under this prospectus and the maximum number of shares of common stock that each such person may sell using this prospectus based on the number of shares they owned on March 9, 2005. Each sale of shares by any selling stockholder may, if required, be accompanied by a supplement to this prospectus setting forth the name of the selling stockholder using that prospectus supplement, the number of shares being sold and a supplemental plan of distribution describing the specific manner of sales of those shares.

We have prepared the table based on information given to us by, or on behalf of, the selling stockholders on or before March 9, 2005. Because the selling stockholders may offer, pursuant to this prospectus, all or some portion of the common stock listed below, no estimate can be given as to the amount of common stock that will be held by the selling stockholders upon consummation of any sales.

	Common Stock Covered by this Prospectus
Name of Beneficial Owner	Shares	Percent(15)

Ripplewood Partners L.P.(1)	8,954,900	27.5%
Freeman Spogli & Co.(2)(3)	8,595,843	26.4%
Asbury Automotive Holdings (1)(2)	17,550,743	53.8%
John R. Capps	383,200	1.2%
Charles (C.B.) Tomm & Anita deSaussere Tomm, Tenants by the Entireties (4)	125,100	*
Luther W. Coggin Revocable Trust u/a/d 12/13/94, Luther Coggin, Trustee(5)	249,756	*
Michael Kearney(6)	56,647	*
Noel Daniels(7)	38,750	*
SLT/TAG Inc.(8)	385,900	1.2%
DMCD Autos Irving, Inc.(9)	754,867	2.3%
DMCD Autos Houston, Inc.(9)	174,326	*
Robert E. Gray	329,378	1.0%
Gibson Family Partnership LP(10)	33,840	*
Steven Inzinna	19,375	*
JIW Enterprises, Inc(11).	1,280,037	3.9%
JIW Fund I LLC(11)	117,554	*
Thomas F. McLarty III(12)	454,114	1.4%
C.V. Nalley III(13)	1,035,759	3.2%
Clarence V. Nalley III(13)	225,000	*
The 2004 Nalley Annuity Trust(13)	100,000	*
Nancy D. Noble(14)	41,099	*
*	Less than 1%.

(1)
Represents shares owned by Asbury Automotive Holdings. Ripplewood Partners L.P. is the owner of approximately 51% of the membership interests of Asbury Automotive Holdings and is deemed to be a member of a group that owns the shares of Asbury Automotive Holdings, and is a party to the shareholders agreement described in “Description of Capital Stock—Certain Anti-takeover and Other Provisions of the Charter and Bylaws—Shareholders Agreement”. The address of Ripplewood Partners, L.P. is One Rockefeller Plaza, 32nd Floor, New York, NY 10020. Under the terms of the Shareholders Agreement, Ripplewood

Partners L.P., through its control over Asbury Automotive L.L.C., has voting control over 71.6% of our outstanding common stock prior to any offering pursuant to this prospectus.

(2)
Represents shares owned by Asbury Automotive Holdings, FS Equity Partners III, L.P., FS Equity Partners International L.P. and FS Equity Partners IV, L.P., investment funds affiliated with Freeman Spogli & Co., are the owners of approximately 49% of the membership interests of Asbury Automotive Holdings and are deemed to be members of a group that own the shares of Asbury Automotive Holdings, and are parties to the shareholders agreement described in “Description of Capital Stock—Certain Anti-takeover and Other Provisions of the Charter and Bylaws—Shareholders Agreement.” The business address of Freeman Spogli & Co., FS Equity Partners III, FS Equity Partners IV is 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. The business address of FS Equity Partners International L.P. is c/o Paget-Brown & Company, Ltd., West Winds Building, Third Floor, Grand Cayman, Cayman Islands, British West Indies.

(3)	Address: c/o Freeman Spogli & Co. Inc. at 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025.

(4)	Does not include 83,939 shares issuable upon the exercise of options, all of which are exercisable within 60 days of March 9, 2005. Mr. Tomm is one of our directors.

(5)
Represents 249,756 shares held by a family trust for the benefit of Luther W. Coggin. Charles B. Tomm is the trustee of this trust and disclaims any beneficial ownership of the shares held by the trust. The address of The Luther W. Coggin Revocable Trust is c/o Coggin Automotive Group, 4306 Pablo Oaks Court, Jacksonville, Florida 32224.

(6)
Does not include 83,939 shares issuable upon the exercise of options, all of which are exercisable within 60 days of March 9, 2005. Mr. Kearney’s address is c/o Crown Automotive Group, 3633-C West Wendover Avenue, Greensboro, North Carolina 27407.

(7)	Does not include 6,894 shares issuable upon the exercise of options, all of which are exercisable within 60 days of March 9, 2005.

(8)	Address: c/o Morris Galen, Tonkon Torp L.L.P., 1600 Pioneer Tower, 888 SW Fifth Ave., Portland, Oregon 97204.

(9)
Includes 754,867 shares of common stock held by DMCD Autos Irving, Inc. and 174,326 shares of common stock held by DMCD Autos Houston, Inc. Address: c/o McDavid Auto Group, 3600 West Airport Freeway, Irving, Texas, 75062.

(10)
Thomas R. Gibson and Sophie H. Gibson are general partners of Gibson Family Partnership, L.P. Does not include 90,909 shares issuable to Mr. Gibson, individually, upon exercise of options, all of which are exercisable within 60 days of March 9, 2005.

(11)
Represents 117,554 shares owned by JIW Fund I LLC and 1,280,037 shares owned by JIW Enterprises, Inc. Jeffrey I. Wooley, one of our directors, is a principal of JIW Fund I LLC and JIW Enterprises, Inc., and beneficially owns the shares held by these entities.

(12)	Mr. McLarty is one of our directors.

(13)
Represents 1,260,759 shares owned by Clarence V. Nalley, III as an individual and 100,000 shares owned by The 2004 Nalley Annuity Trust, of which Mr. Nalley is the trustee. The address of Mr. Nalley and The 2004 Nalley Annuity Trust is c/o Nalley Companies, 87 West Paces Ferry Road, Atlanta, Georgia 30305.

(14)	Does not include 12,606 shares issuable upon the exercise of options, all of which are exercisable within 60 days of March 9, 2005.

(15)	Based on 32,600,821 shares of our common stock outstanding (net of 1,586,587 treasury shares) as of March 9, 2005.

  PLAN OF DISTRIBUTION

The selling stockholders may offer and sell, from time to time, some or all of the shares of common stock covered by this prospectus. Registration of the shares of common stock covered by this prospectus does not mean, however, that those shares necessarily will be offered or sold. We will not receive any proceeds from any sale by the selling stockholders of the securities. See "Use of Proceeds". We will pay all costs, expenses and fees in connection with the registration of the shares of common stock, including fees of our counsel and accountants, fees payable to the SEC and reasonable fees of counsel to the selling stockholders. We estimate those fees and expenses to be approximately $750,000. The selling stockholders will pay all underwriting discounts and commissions and similar selling expenses, if any, attributable to the sale of the shares of common stock covered by this prospectus.

The selling stockholders may sell the shares of common stock covered by this prospectus from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

•	in privately negotiated transactions;

•	through broker-dealers, who may act as agents or principals;

•	in a block trade in which a broker-dealer will attempt to sell a block of shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	directly to one or more purchasers;

•	through agents; or

•	in any combination of the above.

In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

•	purchases of the shares of common stock by a broker-dealer as principal and resales of the shares of common stock by the broker-dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions; or

•	transactions in which the broker-dealer solicits purchasers.

At any time a particular offer of the shares of common stock covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the shares of common stock covered by this prospectus.

In connection with the sale of the shares of common stock covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of shares of common stock for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Any underwriters, broker-dealers or agents participating in the distribution of the shares of common stock covered by this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by any of those underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act of 1933.

The selling stockholders may enter into derivative transactions with third parties, or sell shares of common stock not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell shares of common stock covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use shares of common stock pledged by the selling stockholders or borrowed from the selling stockholders or others to settle those sales or to close out any related open borrowings of stock, and may use shares of common stock received from the selling stockholders in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

We may authorize underwriters, dealers and agents to solicit from third parties offers to purchase shares of common stock under contracts providing for payment and delivery on future dates. The applicable prospectus supplement will describe the material terms of these contracts, including any conditions to the purchasers’ obligations, and will include any required information about commissions we may pay for soliciting these contracts.

Underwriters, dealers, agents and other persons may be entitled, under agreements that they may enter into with us and the selling stockholders, to indemnification by us and the selling stockholders against certain liabilities, including liabilities under the Securities Act.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the Company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

Certain of the underwriters or their affiliates have provided from time to time, and may provide in the future, investment, commercial banking, derivatives and financial advisory services to Asbury and its affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions.

Some of the shares of common stock covered by this prospectus may be sold in private transactions or under Rule 144 under the Securities Act of 1933 rather than pursuant to this prospectus.

  AVAILABLE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 with respect to the common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to that registration statement. For further information with respect to us and the common stock, we refer you to the registration statement and its exhibits. We also file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are available to the public over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. We maintain a website at www.asburyauto.com. With the exception of the documents we file with the Securities and Exchange Commission, the information contained on our website is not incorporated by reference in this prospectus and you should not consider it a part of this prospectus.

  INCORPORATION BY REFERENCE

We are incorporating by reference the information that we file with the SEC, which means that we are disclosing important information to you in those documents. The information incorporated by reference is an important part of this prospectus, and the information that we subsequently file with the SEC will automatically update and supercede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (other than information furnished pursuant to Item 9 or Item 12 of any Current Report on Form 8-K) until all of the shares of common stock offered by this prospectus are sold. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed below or filed in the future, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 9 or 12 of Form 8-K.

•	Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 15, 2005;

•	Current Reports on Form 8-K filed on January 13, 2005, February 4, 2005, February 28, 2005, March 16, 2005 and March 22, 2005; and

•	The description of our capital stock is contained in the Registration Statement on Form S-1 dated March 13, 2002.

Any statement contained in this prospectus, or in a document all or a portion of which is incorporated by reference in this prospectus, will be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supercedes the statement. Any such statement or document so modified or superceded will not be deemed, except as so modified or superceded, to constitute a part of this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and telephone number:

Asbury Automotive Group, Inc.
622 Third Avenue
37th Floor
New York, New York 10017
Telephone: (212) 885-2500

  VALIDITY OF THE SHARES

The validity of the shares of common stock offered hereby will be passed upon for us by Lynne A. Burgess, our general counsel.

  EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated March 14, 2005, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.1

Registration Fee	$40,987
Legal Fees and Expenses	480,000
Accountants’ Fees and Expenses	50,000
Printing and Engraving	115,000
Miscellaneous	64,013

Total	$750,000
___________
(1)	All amounts, other than the registration fee, are estimated and are subject to future contingencies.

  Item 15. Indemnification of Directors and Officers.

The Certificate of Incorporation (the “Certificate”) of the Company provides that a director or officer of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by the Delaware General Corporation Law (the “DGCL”) as amended from time to time, for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal.

The Certificate provides that each person who was or is made a party to or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith. Such right to indemnification includes the right to have the Company pay the expenses incurred in defending any such proceeding in advance of its final disposition, subject to the provisions of the DGCL. Such rights are not exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate, By-laws, agreement, vote of stockholders or disinterested directors or otherwise. No repeal or modification of such provision will in any way diminish or adversely affect the rights of any director, officer, employee or agent of the Company thereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

The Section 145 of the DGCL, provides, in pertinent part, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as the director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. In addition, the indemnification of expenses (including attorneys’ fees) is allowed in derivative actions, except no indemnification is allowed in respect to any claim, issue or matter as to which any such person has been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought decides that indemnification is proper. To the extent that any such person succeeds on the merits or otherwise, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith. The determination that the person to be indemnified met the applicable standard of conduct, if not made by a court, is made by the directors of the corporation by a majority vote of the directors not party to such an action, suit or proceeding even though less than a quorum, by a Committee of such directors designated by a majority vote of such directors even though less than a quorum, or, if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or by the stockholders. Expenses may be paid in advance upon the receipt, in the case of officers and directors, of undertakings to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the corporation as authorized in this section. A corporation may purchase indemnity insurance.

The above described indemnification and advancement of expenses, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of such person’s heirs, executors and administrators.

The Company has also entered into indemnification agreements with its directors and certain of its officers that require it, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by law. The Company also maintains liability insurance for the benefit or its officers and directors.

Item 16. Exhibits.

The following exhibits are filed herewith or incorporated herein by reference.

Exhibit Number	Description

1	Form of Underwriting Agreement
5	Opinion of Lynne Burgess, General Counsel of Asbury Automotive Group as to the legality of the Registrant’s common stock being registered hereby*
23.1	Consent of Lynne Burgess, General Counsel of Asbury Automotive Group with respect to the legality of securities being registered (contained in Exhibit 5)*
23.2	Consent of Deloitte & Touche LLP
24	Power of Attorney

* To be filed by amendment.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(a)	(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)
That for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e)
That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(f)
That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York City, State of New York, on March 22, 2005.

ASBURY AUTOMOTIVE GROUP, INC.,
/s/ Kenneth B. Gilman
Kenneth B. Gilman Chief Executive Officer and President

  POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Kenneth B. Gilman and Ian K. Snow each as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any registration statement related to the offerings contemplated by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission and any state or other securities authority, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Kenneth B. Gilman
(Kenneth B. Gilman) /s/ J. Gordon Smith	Chief Executive Officer, President and Director	March 22, 2005
(J. Gordon Smith) /s/ Brett Hutchinson	Senior Vice President and Chief Financial Officer	March 22, 2005
(Brett Hutchinson) /s/ Michael J. Durham	Vice President, Controller and Chief Accounting Officer	March 22, 2005
(Michael J. Durham) /s/ Timothy C. Collins	Chairman of the Board	March 22, 2005
(Timothy C. Collins) /s/ John M. Roth	Director	March 22, 2005
(John M. Roth) /s/ Ian K. Snow	Director	March 22, 2005
(Ian K. Snow) /s/ Thomas C. Israel	Director	March 22, 2005
(Thomas C. Israel) /s/ Vernon E. Jordan, Jr.	Director	March 22, 2005
(Vernon E. Jordan, Jr.)	Director	March 22, 2005

Signature	Title	Date
/s/ Philip F. Maritz
(Philip F. Maritz) /s/ Thomas F. “Mack” McLarty	Director	March 22, 2005
(Thomas F. “Mack” McLarty) /s/ Jeffrey I. Wooley	Director	March 22, 2005
(Jeffrey I. Wooley)	Director	March 22, 2005

  EXHIBIT INDEX

Exhibit Number	Description

1	Form of Underwriting Agreement
5	Opinion of Lynne Burgess, General Counsel of Asbury Automotive Group as to the legality of the Registrant’s common stock being registered hereby*
23.1	Consent of Lynne Burgess, General Counsel of Asbury Automotive Group with respect to the legality of securities being registered (contained in Exhibit 5)*
23.2	Consent of Deloitte & Touche LLP
24	Power of Attorney

* To be filed by amendment.